

April 13, 2009

Mr. Fernando Ramirez Mazarredo
Chief Financial Officer
Repsol YPF, S.A.
Paseo de la Castellana, 278
28046 Madrid, Spain

> **Re: Repsol YPF, S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed May 30, 2008**
> **Response Letter Dated September 30, 2008**
> **Response Letter Dated December 1, 2008**
> **Response Letter Dated February 2, 2009**
> **Response Letter Dated March 27, 2009**
> **File No. 1-10220**

Dear Mr. Mazarredo:

        We reviewed your responses to our prior comments on the above referenced filing
as set forth in your letter dated March 27, 2009 and have the following additional
comments. Please provide a written response to our comments. Please be as detailed as
necessary in your explanation. In some of our comments, we may ask you to provide us
with supplemental information so we may better understand your disclosure. After
reviewing this information, we may or may not raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2007

Engineering Comments

Information on Repsol YPF, page 10

Oil and Gas Reserves, page 17

1.   In your March 27, 2009 letter, you listed six references to "Laws and
        implementing regulations" pertaining to royalty payments you make to foreign
        governments. Please furnish to us the relevant sections of these documents,
        translated into English.

2.   Provide us detailed examples demonstrating the calculation steps and procedures you use in determining the royalty payments due to each different foreign government. Clearly indicate how any floors, ceilings or other price-fixing mechanisms operate. As part of your response, furnish to us, in English, examples of each of the types of contracts or other agreements or arrangements under which you calculate and pay royalties.

With respect to all accounting comments, you may contact John Cannarella at (202) 551-3337, or in his absence Kevin Stertzel at (202) 551-3723. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. With respect to all legal comments, you may contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, Michael E. Karney at (202) 551-3847. You may contact me at (202) 551-3745 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director